November 13, 2024

Lawrence M. Blatt, Ph.D.
President and Chief Executive Officer
Aligos Therapeutics, Inc.
One Corporate Dr., 2nd Floor
South San Francisco, CA 94080

       Re: Aligos Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed November 6, 2024
           File No. 333-283041
Dear Lawrence M. Blatt Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mark Roeder, Esq.